UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: September 18, 2023

Camtek to Acquire FormFactor's FRT Metrology Business

To facilitate its next stage of growth, FRT will join Camtek, a leading supplier in inspection and metrology.

MIGDAL HAEMEK, Israel and LIVERMORE, Calif. – September 18, 2023 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), together with FormFactor, Inc. (NASDAQ: FORM), are pleased to announce that they have entered into an agreement for the acquisition by Camtek of FormFactor, Inc.’s FRT Metrology (“FRT”) business for $100 million in cash, subject to customary purchase price adjustments.

FRT, headquartered in Bergisch Gladbach, Germany, is a leading supplier of high-precision metrology solutions for the Advanced Packaging and Silicon Carbide markets. Camtek is a market leader of inspection and 3D metrology in the semiconductor industry. This acquisition is expected to leverage Camtek’s and FRT’s advanced technologies of Advanced Packaging and Silicon Carbide that require new inspection and metrology steps in the semiconductor manufacturing processes.
Camtek, with the addition of FRT’s unique hybrid multi-sensor SurfaceSens™ technology, will be able to provide customers with broader and more comprehensive solutions for inspection and metrology.

“We welcome FRT and its employees to the Camtek family,” said Mr. Rafi Amit, Camtek’s CEO. “We expect this acquisition to solidify Camtek’s leading market position and contribute over $30 million to the annual revenues in 2024 and be accretive within 12 months following the acquisition.  Beyond the immediate financial contribution, we expect further synergies that will contribute to Camtek’s overall growth prospects in 2024 and beyond. We look forward to capturing a larger share of the unique growth opportunities ahead of us.”

Mike Slessor, FormFactor’s CEO, commented “I’m extremely proud of the FRT team’s innovation and growth since FormFactor’s acquisition of this business in 2019 and would like to thank the team for the strong results they have delivered as part of the FormFactor family.  I’m also excited for the opportunity this team has to leverage Camtek’s established scale and expertise in inspection and metrology to deliver the next stage of growth from this business.  FormFactor remains committed to developing and providing industry-leading test and measurement solutions for advanced packaging, helping enable the next phase of semiconductor innovation in applications like generative AI and co-packaged optics. We expect this transaction to maximize present and future FormFactor shareholder value by realizing a robust return on our investment while allowing us to focus our resources on strategic initiatives and industry-leading businesses where we have market leadership and significant scale.”

The transaction is expected to close in Q4 2023, subject to the satisfaction of customary closing conditions.

Conference Call

Camtek will host a conference call today via Zoom, September 18, 2023, at 10:30 am ET (17:30 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions.

To participate in the call, please register using the following link, which will email the link with which to access the video call:

https://us06web.zoom.us/webinar/register/WN_gizONPzjRaiDSlUPh0bpJQ

For those wishing to listen via phone, following registration, the dial-in link will be sent.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com within a few hours after the call.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

ABOUT FORMFACTOR

FormFactor, Inc. (NASDAQ: FORM), is a leading provider of essential test and measurement technologies along the full IC life cycle - from metrology and inspection, characterization, modeling, reliability, and design de-bug, to qualification and production test. Semiconductor companies rely upon FormFactor's products and services to accelerate profitability by optimizing device performance and advancing yield knowledge. FormFactor serves customers through its network of facilities in Asia, Europe, and North America. For more information, visit FormFactor's website at www.formfactor.com.

Investor Contact
Stan Finkelstein
Investor Relations
(925) 290-4321
ir@formfactor.com

Forward-looking Statements:

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s and FormFactor current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including expectations  and statements relating to the proposed transaction between Camtek and FormFactor, including statements regarding the benefits and the timing of the transaction as well as statements regarding the companies’ products, prospects and results following the transaction and markets. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of both Camtek and FormFactor to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the companies’ businesses and the price of their securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction; delays, disruptions or increased costs in the integration of FRT’s business with Camtek; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel, customers, and vendors may not succeed; risks related to diverting management’s attention from Camtek’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Camtek’s and FormFactor’s traded securities; the impact of general economic conditions on the on Camtek’s and FRT’s business; ongoing or potential litigations or disputes, incidental to the conduct of FRT’s ongoing business, with customers, suppliers, landlords, or other third parties; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Camtek and Form Factor operate; and those other factors discussed in Camtek’s and FormFactor’s Annual Reports on Form 20-F and 10-K, respectively, and other documents filed by the Camtek and FormFactor with the SEC as well as other documents that may be subsequently filed by the companies from time to time with the SEC. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek and FormFactor do not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.